Celsus Therapeutics Plc

October 23, 2013

Pablo Jimenez

166 South Street

Rockport, MA 01966 USA

Dear Pablo:

We are pleased to confirm the following terms in connection with your employment with Celsus Therapeutics Plc (the “Company”)1/.

1.	Position and Reporting. You will serve as the Company’s Chief Medical Officer. You will be required to travel to the Company’s New York location, and such other places as is necessary in connection with your performance of your responsibilities hereunder. You will report to the Company’s Chief Executive Officer (the “CEO”), or any such other person designated by the Company.

2.	Duties. Your responsibilities will include, but not be limited to: general supervision and control over, and responsibility for, the Company’s pre-clinical and clinical development activities; regulatory development, planning, and filings; and Company clinical presentations and development plan and strategy. In addition to your primary duties, you shall: (a) manage and direct all aspects of drug development and clinical operations including, Phases 1-3 clinical development and clinical trials; (b) be responsible for the development and commercialization of the Company’s technology related to the treatment of inflammatory diseases; (c) design, draft, execute, reports on toxicology, pharmacology and Phase 1–3 clinical trials; (d) work with third party clinical sites, contract researchers and organizations, advisors, and consultants; (e) draft, develop, strategize for, prepare, and submit regulatory applications and present at regulatory meetings; (f) establish a strong relationship and credibility with biotechnology and healthcare analysts and numerous health care fund managers; (g) establish licensing partners and participate in industry collaboration; (h) present development updates in conference calls and in meetings with shareholders and potential investors; (i) help build shareholder value through investor meetings and presentations; and (j) such other duties and responsibilities as may be assigned to you from time to time by the CEO, and/or Executive Chairman, and/or the Company’s Board of Directors (the “Board”). You shall devote your full business time and attention to the performance of your duties to the Company.

1/        It is anticipated that the Company may in the future will re-organize under Delaware law and it is intended that any reference to the Company in this letter agreement includes the Company as so re-organized.

3.	Start Date and Assurances. Your employment with the Company shall begin on October 23, 2013 (the “Start Date”). You represent that (i) you are not a party to any agreement that would prohibit you from entering into employment with the Company; (ii) no trade secret or proprietary information belonging to any previous employer will be disclosed by you at the Company and that no such information, whether in the form of documents (electronic or otherwise), memoranda, software, etc., will be retained by you or brought with you to the Company; and (iii) you have brought to the Company’s attention and provided it with a copy of any agreement that may impact your future employment with the Company or performing the services contemplated, including but not limited to any non-disclosure, non-competition, non-solicitation or invention assignment agreements containing future work restrictions. You represent that prior to the Start Date you will not take any actions on behalf of the Company or engage in any discussions or communications on behalf of the Company, including, without limitation, with any prospective Company employees or other service providers.

4.	Compensation. You will be entitled to an annual base salary (“Base Salary”) at the rate of $240,000, which Base Salary shall accrue day to day, be subject to required holdings and paid in accordance with the Company’s normal payroll practices applicable to similarly situated employees. The Base Salary will be reviewed annually and may be increased from time to time at the sole discretion of the Company.

5.	Annual Milestone Bonus. At the sole discretion of the Board upon recommendation by the Compensation Committee (the “Compensation Committee”), following each calendar year of employment, you shall be eligible to receive a cash bonus of up to twenty-five percent (25%) of your Base Salary (the “Annual Milestone Bonus”), based on your attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months as follows: execution and completion of first interpretable results of a Phase II atopic dermatitis trial, IND filing/acceptance, and a financing round(s) (the “Milestones”). The determination of whether you have met the Milestones, and if so, the bonus amount (if any) that will be paid, shall be determined by the Board in its sole and absolute discretion. You must remain employed by the Company through and including the Milestones in order to be eligible to earn or receive any Annual Milestone Bonus for that year. Any Annual Milestone Bonuses shall be paid in cash as either single lump-sum payment or in installments over a period not to exceed 6 months, as determined by the Board, but in no event later than March 15 of the calendar year following the calendar year in which the Milestone was achieved.

6.	Stock Options. Subject to approval by the Board and subject to the terms of the Company’s 2007 Stock Incentive Plan (the “Plan”), as soon as practicable following the Start Date, you will be granted an option to purchase One Hundred Thirty Thousand (130,000) shares of the Company’s ESOP Plan (the “Option”). On each anniversary of the effective grant date of the Option, one-fourth of the shares subject to the Option shall vest, subject to your continued employment with the Company on each such vesting date. The Option will be governed by the Plan and shall be granted pursuant to a separate stock option grant notice and stock option agreement. The exercise price per share of the Option will be equal to the fair market value of a single share of Common Stock on the effective date of the grant upon approval by the Board pursuant to the Plan. You will be granted options to purchase an additional Seventy Thousand (70,000) shares of the Company’s Common Stock subject to your attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months as follows: execution and completion of first interpretable results an atopic dermatitis trial, and IND filing/acceptance.

7.	Employee Benefits. You will be entitled to participate in the various group health, disability and other welfare plans (“Benefit Plans”) and other employee programs, including sick and vacation time, as generally are offered to similarly situated employees from time to time. With respect to vacation, you will be entitled to 4 weeks of vacation per year subject to applicable Company policies. Up to 1 week of vacation may be carried forward for the subsequent year.

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8.	Expenses. You shall be reimbursed by the Company for all reasonable and necessary business expenses actually incurred by you in performing your duties hereunder. In addition, the Company will (a) reimburse you in an amount up to $100.00 per month (which amount shall be pro-rated for any partial months of employment based on the number of days employed in the month) for routine, domestic mobile phone charges, provided you submit documentation supporting the charges, and (b) reimburse you for the fees for your membership in the American College of Physicians. All reimbursements will be made in accordance with policies established by the Company from time to time and subject to receipt by the Company of appropriate documentation supporting the expenses. All expense reimbursements shall be paid as soon as administratively practicable. If an expense reimbursement is not exempt from Section 409A of the Internal Revenue Code, the following rules apply: (i) in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of reimbursable expenses incurred in one tax year shall not affect the expenses eligible for reimbursement in any other tax year; and (iii) the right to reimbursement for expenses is not subject to liquidation or exchange for any other benefit.

9.	Company Credit Card. If you are issued a Company credit card, you must (a) take good care if the card and immediately report any loss of it to the CEO or the Chairman of the Board, (b) use it for business expenses in accordance with Company policy, and (c) return it immediately to the Company upon request.

10.	Employment Verification. Pursuant to federal law, this offer of employment is conditioned on your ability to provide satisfactory proof of your eligibility to work in the United States within three days of your first day of work.

11.	Company NDA. As a condition of your employment with the Company, you will be required to execute the Celsus Therapeutics Plc Confidentiality, Intellectual Property, Non-Competition, and Non-Solicitation Agreement (the “NDA”), attached hereto as Attachment A.

12.	Nondisparagement. You agree that you will not, whether during your employment or thereafter, directly or indirectly, make or ratify any statement, public or private, oral or written, to any person that disparages, either professionally or personally, the Company or any of its affiliates, past and present, and each of them, as well as its and their trustees, directors, officers, members, managers, partners, agents, attorneys, insurers, employees, stockholders, representatives, assigns, and successors, past and present, and each of them.

13.	Confidentiality. You will maintain the confidentiality of this letter agreement (and any related understandings, including your compensation arrangements and amounts) at all times and will not discuss such matters with any person other than your spouse, accountant, financial and tax advisors or attorney, except that you may make such disclosure (a) to the extent necessary with respect to any litigation, arbitration or mediation involving this letter agreement, or (b) when disclosure is required by law or by any court or arbitrator with apparent jurisdiction to order you to disclose or make accessible any information.

14.	At-Will Employment. Your employment with the Company is “At-Will.” This means that, subject to the “Notice Entitlement” paragraph below, you and the Company each have the right to terminate your employment at any time, for any reason. This letter is not a contract of employment and is not to be construed or interpreted as containing any guarantee of continued employment or employment for any definite period of time. Accordingly, the recitation of certain time periods in this letter is solely for the purpose of defining your compensation and benefits. This letter also is not to be construed or interpreted as containing any guarantee of any particular level or nature of compensation or benefits, and the level or nature of compensation or benefits may be terminated or modified by the Company at any time without or without notice.

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15.	Notice Entitlement. The Company may terminate your employment with or without Cause. The period of notice that we will give you to terminate your employment without Cause (and other than due to your death or Disability) is 3 months. The Company may terminate your employment for Cause without notice. You must provide the Company with 3 months notice of your resignation for any reason. We reserve the right to require you to not be in the Company’s offices and/or not to undertake all or any of your duties and/or not to contact Company vendors, clients, colleagues or advisors (unless otherwise instructed) during all or part of any period of notice of your termination of service or resignation. During any such period, you remain a service provider to the Company with all duties of fidelity and confidentiality to the Company and subject to all terms and conditions of your employment and should not be employed or engaged in any other business. Notwithstanding the foregoing, we reserve the right to pay you in lieu of notice on a termination without Cause or, in the event of your resignation, terminate you immediately or at any time during the notice period and pay you in lieu thereof without the requirement that you perform services for the Company.

This letter and the NDA reflect the entire agreement regarding the terms and conditions of your employment. Accordingly, it supersedes and completely replaces any prior oral or written communication on this subject. This letter agreement may not be modified, amended or waived unless in a writing signed by both parties. This letter agreement shall inure to the benefit of the successors or general assigns of the Company. This letter agreement is non-assignable except as provided herein. This letter agreement shall be governed by, interpreted and construed in accordance with the laws of the State of New York without regard to any state’s principles of conflicts of laws.

We look forward to having you join the Company.

If you agree with the foregoing, please sign this letter in the space provided below and return the original executed copy.

Celsus Therapeutics Plc

By:	/s/ Gur Roshwalb
Name: Gur Roshwalb
Title: President

By:	/s/ Mark Cohen
Name: Mark Cohen
Title: Executive Chairman

Pablo Jimenez

/s/ Pablo Jimenez

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Additional Definitions

“Cause” means a termination of your employment because you: (i) breached or failed to perform your obligations to the Company, including the obligations in the NDA; (ii) engaged in conduct that causes or is reasonably expected to cause harm to the Company or your professional reputation, monetarily or otherwise; (iii) are indicted or convicted of any criminal conduct (or than a moving infraction) or are found to be in violation of any regulation relating to insider dealing trading, or you breach of the code on directors’ dealings in listed securities adopted from time to time by the Company or any affiliate of the Company; (iv) failed to perform or are, in the reasonable opinion of the Board, incapable of properly performing your duties to the Company, if you have been given due warning in writing by the Company of your poor performance or incapability and have failed within the specified period to meet the required standard; or (v) wilfully neglected or refused to discharge your duties or to attend to the business of the Company.

“Disability” means a physical or mental impairment that has rendered you unable to perform the essential functions of your employment, even with reasonable accommodation that does not impose an undue hardship, for more than 90 consecutive calendar days, unless a longer period is required by applicable law, in which case that longer period would apply. The determination of whether or not a Disability exists for purposes of this letter agreement shall be made by the Company upon receipt and in reliance on competent medical advice from one or more individuals, selected by the Company, who are qualified to give such professional medical advice.

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ATTACHMENT A

Celsus Therapeutics Plc

Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement

This Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement (“Agreement”) is made as of the Start Date (as defined below) between Celsus Therapeutics Plc (collectively with its parents, subsidiaries and affiliates, the “Company”), and Pablo Jimenez, an individual, (the “Employee”).

WHEREAS, the Company desires to employ the Employee and the Employee desires to be employed by the Company on the terms contained in that certain offer letter dated as of October 23, 2013 (the “Offer Letter”) with this Agreement, pursuant to which the Employee’s employment with the Company will commence on the Start Date (as defined in the Offer Letter);

WHEREAS, as a condition of employing Employee as set forth in the Offer Letter, the Company requires that the Employee enter into this Agreement;

NOW, THEREFORE,in consideration of the mutual covenants and agreements herein contained, including without limitation the Company’s employment of the Employee and the compensation s/he will receive in connection with his/her employment, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Confidential Information. As used in this Agreement, “Confidential Information” means any and all data, information, conceptions, know-how, materials, intellectual property and their rights thereof, in whatever form including and without limitation to include, any and all information relating to the Company’s current and future business activities, products, regulatory, technology, business, including, without limitation, financial information, reports, and forecasts; regulatory information, sales projections; inventions, improvements and other intellectual property, results, reports, trade secrets; data, know-how; designs, algorithms, methods, processes, treatments, conceptions, compositions, materials, formulations or formulae; software; market or sales information or plans; customer lists (including identity, customer contact information, preferences and purchase history); vendors (including identity, contact information, pricing and services); business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities); current and future business expansion plans and opportunities; pricing and pricing strategies; licensee, licensor information, and the terms and conditions of any license agreement and employee information, which is disclosed to Employee by or on behalf of the Company and/or is otherwise acquired by the Employee. Confidential Information also includes, without limitation, information developed, resulting from, and/or generated by the Employee in the course of the Employee’s employment by the Company, as well as other information to which the Employee may have access in connection with his/her employment. Confidential Information also includes the confidential information of others with which the Company has a business relationship. Notwithstanding the foregoing, Confidential Information does not include: (a) information which now or in the future comes into the public domain, unless due to breach of the Employee’s duties under Section 2; (b) information which is disclosed to Employee by others who are not, to Employee’s knowledge, under obligation of non-disclosure to the Company; or (c) information which is disclosed by the Company to others without obligation of confidentiality.

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2.           Confidentiality. At all times, both during the Employee’s employment with the Company and after its termination, the Employee will keep in confidence and trust all Confidential Information, and will not use, transfer, or disclose for his/her own benefit or the benefit of any other Person any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing the Employee’s duties to the Company.

3.           Documents, Records, Etc. All documents, materials, records, files, communications, images, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information and in whatever form (electronic or otherwise), which are furnished to the Employee by the Company or are produced by the Employee in connection with the Employee’s employment will be and remain the sole and exclusive property of the Company. The Employee will return to the Company all such materials and property as and when requested by the Company. In any event, the Employee will return all such materials and property immediately upon termination of the Employee’s employment for any reason. The Employee will not retain any such material or property or any copies thereof after the termination of his/her employment.

4.           No Competition. From the Start Date through the end of the six-month period following the termination of the Employee’s employment (the “Termination Date”), whether such termination is voluntary or involuntary and regardless of the reason for the termination, (the “Restricted Period”) the Employee will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, prepare to engage, participate, solicit, assist or invest in any Competing Business located in any geographic area in which the Company (i) does business, distributes its products, or provides its services as of the Termination Date, or (ii) actively pursued a business, development, or expansion opportunity, prior to the Termination Date. Notwithstanding the foregoing, (i) the Employee may own up to 2% of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business, (ii) the Employee may provide strategic advice outside of working hours to Qara Bio-Pharmaceutical Solutions, LLC provided that any such strategic advice does not relate to any Competing Business and (iii) the Employee may work in a clinical medical practice for up to one (1) morning of one (1) day per week, so long as Employee is not involved with or assisting such Competing Business, and so long as Employee does not breach his/her obligations regarding Confidential Information.

5.           No Solicitation. During the Restricted Period, the Employee shall not, directly or indirectly, take any of the following actions, and, to the extent the Employee owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, any business, the Employee shall use his/her best efforts to ensure that such business does not take any of the following actions:

(a)          persuade or attempt to persuade any Customer, Prospective Customer or Supplier to cease doing business with the Company, or to reduce the amount of business it does with the Company;

(b)          solicit or service for himself/herself or for any Person the business of a Customer, Prospective Customer or Supplier in order to provide goods or services that are competitive with the goods and services provided by the Company;

(c)          persuade or attempt to persuade any Service Provider to cease providing services to the Company; or

(d)          solicit for hire or hire for himself/herself or for any third party any Service Provider.

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(e)          The following definitions are applicable to Section 4 and this Section 5:

(i)          “Competing Business” means any business that is in the business of developing, manufacturing or marketing anti-inflammatory agents, compounds or methods, and any other business in which the Company becomes engaged following the Start Date.

(ii)         “Customer” means any Person that purchased goods or services from the Company at any time within 2 years prior to the date of the solicitation prohibited by Section 5(a) or (b).

(iii)        “Prospective Customer” means any Person with whom the Company met or to whom the Company presented for the purpose of soliciting the Person to become a Customer of the Company within 12 months prior to the date of the solicitation prohibited by Section 5(a) or (b).

(iv)        “Service Provider” means any Person who is an employee or independent contractor of the Company or who was within twelve (12) months preceding the solicitation prohibited by Section 5(c) or (d) an employee or independent contractor of the Company.

(v)         “Supplier” means any Person that sold goods or services to the Company at any time within twelve (12) months prior to the date of the solicitation prohibited by Section 5(a) or (b).

(vi)        “Person” means an individual, a sole proprietorship, a corporation, a limited liability company, a partnership, an association, a trust, or other business entity, whether or not incorporated.

6.           Intellectual Property.

(a)          All Confidential Information, information, creations, data, documents, records, results, reports, discoveries, inventions, ideas, conceptions, designs, software, improvements, enhancements, methods, processes, compositions, materials, formulas, formulations, trade secrets, treatments, analyses, data rights, know-how, copyrightable materials, trademarks, and other technology and rights (and any related improvements or modifications), whether or not subject to patent or copyright protection (collectively, “Creations”), relating to any activities of the Company which were, are, or will be conceived by the Employee and/or developed and/or generated and/or derived by the Employee in the course of and/or in connection with his/her employment or other services with the Company and/or resulting from and/or arising under Employees employment and/or Confidential Information, whether conceived alone or with others and whether or not conceived or developed during regular business hours, and if based on or resulting from Confidential Information, also after the termination of the Employee’s employment, shall be the sole and exclusive property of the Company and, to the maximum extent permitted by applicable law, shall be deemed “works made for hire” as that term is used in the United States Copyright Act. The Employee agrees to and shall assign and will assign to the Company, without any further compensation, all Creations conceived or developed from the start of this employment with the Company through to the Termination Date, and after the Termination Date if the Creation incorporates and/or is based on and/or resulting from any Confidential Information. All Creations shall be treated by Employee as Company’s Confidential Information.

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(b)          To the extent, if any, that the Employee retains any right, title or interest with respect to any Creations delivered to the Company or related to his/her employment with the Company, the Employee hereby assigns and will assign to the Company, and grants to the Company an irrevocable, paid-up, transferable, sub-licensable, worldwide right and license: (i) to modify all or any portion of such Creations, including, without limitation, the making of additions to or deletions from such Creations, regardless of the medium (now or hereafter known) into which such Creations may be modified and regardless of the effect of such modifications on the integrity of such Creations; and (ii) to identify the Employee, or not to identify him/her, as one or more authors of or contributors to such Creations or any portion thereof, whether or not such Creations or any portion thereof have been modified. The Employee further waives any “moral” rights, or other rights with respect to attribution of authorship or integrity of such Creations that s/he may have under any applicable law, whether under copyright, trademark, unfair competition, defamation, right of privacy, contract, tort or other legal theory

(c)          The Employee will promptly inform and transfer to the Company of any Creations. The Employee will also allow the Company to inspect any Creations s/he conceives or develops within one (1) year after the termination of his/her employment for any reason to determine if they are based on Confidential Information. The Employee shall (whether during his/her employment or after the termination of his/her employment) execute such written instruments and do other such acts as may be necessary in the opinion of the Company or its counsel to secure the Company’s rights in the Creations, including obtaining a patent, registering a copyright, or otherwise (and the Employee hereby irrevocably appoints the Company and any of its officers as his/her attorney in fact to undertake such acts in his/her name). The Employee’s obligation to execute written instruments and otherwise assist the Company in securing its rights in the Creations will continue after the termination of his employment for any reason. The Company shall reimburse the Employee for any out-of-pocket expenses (but not attorneys’ fees) s/he incurs in connection with his/her compliance with this Section 6(c).

7.           Acknowledgement. The Employee understands that the restrictions set forth in this Agreement are intended to protect the Company’s interest in its Confidential Information, goodwill and established employee and customer relationships, and agrees that such restrictions are reasonable and appropriate for this purpose.

8.           Disputes.

(a)          The Employee agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Employee of the promises set forth in this Agreement, and that in any event, money damages would be an inadequate remedy for any such breach. Accordingly, if the Employee breaches, or proposes to breach, any term of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to a temporary and preliminary injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company from any court having competent jurisdiction over the Employee.

(b)          The parties agree to resolve any dispute arising under or relating to this Agreement before the United States District Court or the state courts of the Commonwealth of Massachusetts encompassing Boston, and hereby consent to the exclusive jurisdiction of such courts. Accordingly, with respect to any such court action, the Employee and the Company each: (i) submits to the personal jurisdiction of these courts; (ii) consents to service of process under the notice provisions set forth in Section 9(a); (iii) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process; and (iv) waives any objection to jurisdiction based on improper venue or improper jurisdiction.

(c)          BOTH THE COMPANY AND THE EMPLOYEE HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE FEDERAL OR STATE LAW.

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(d)          The Company shall be entitled to reasonable attorneys’ fees and costs in connection with any action filed under this Section if it prevails in such action.

9.           Miscellaneous.

(a)          Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Employee at the last address the Employee has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Chief Executive Officer.

(c)          Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

(d)          Waivers. The waiver by the Company or the Employee of any right under this Agreement or of any failure to perform or any breach by the other shall not be deemed a waiver of any other right under this Agreement or of any other failure or any other breach by such party, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(e)          Governing Law. This agreement shall be governed by and construed in accordance with the laws of New York without regard to any state’s principles of conflicts of law.

(f)          Successors; Binding Agreement. This Agreement and the rights and obligations of the Company and the Employee under this Agreement shall inure to each party’s benefit and to the benefit of each party’s respective heirs, personal representatives, successors and assigns. The Employee specifically agrees that the Company may assign this Agreement to any successor.

(g)          Entire Agreement. This Agreement sets forth the entire agreement and understanding of the Company and the Employee with respect of its subject matter, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, executive or representative of either party in respect of said subject matter.

(i)          Headings Descriptive. The headings of the Sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of this Agreement.

(j)          Capacity. The Employee represents and warrants that s/he is not a party to any agreement that would prohibit her/him from entering into this Agreement or performing fully his/her obligations under this Agreement.

WHEREFORE, the parties have executed this Agreement effective on the date and year first above written.

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CELSUS THERAPEUTICS PLC

By:
Name:
Title:

EMPLOYEE

Pablo Jimenez

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